UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): January 17, 2025

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	32-0769697
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 9. Other Events

Music Licensing, Inc. (the “Company” or “Music Licensing”) (OTC: SONG) today announced that it will effect a 2,500-for-1 reverse stock split of its issued and outstanding common stock (the “Reverse Stock Split”), effective on January 21, 2025 (the “Split Effective Time”). Following the Reverse Stock Split, no fractional shares will be issued. Stockholders who would otherwise be entitled to receive fractional shares will instead have their holdings rounded up to one whole share of common stock.

The Company’s common stock will trade on a split-adjusted basis under the temporary trading symbol “SONGD” for approximately 20 business days following the Split Effective Time, after which the symbol will revert to “SONG.”

Stockholders are not required to take any action in connection with the Reverse Stock Split. Stockholders holding their shares in book-entry form or through a brokerage account will see the adjustments automatically reflected in their accounts. Stockholders are encouraged to contact their bank, broker, or custodian with any procedural questions.

Forward-Looking Statements:

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that, all forward-looking statements involve risks and uncertainties, including without limitation, the ability of Music Licensing, Inc. & Pro Music Rights, Inc. to accomplish its stated plan of business. Music Licensing, Inc. & Pro Music Rights, Inc. believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Pro Music Rights, Inc., Music Licensing, Inc., or any other person.

Non-Legal Advice Disclosure:

This press release does not constitute legal advice, and readers are advised to seek legal counsel for any legal matters or questions related to the content herein.

Non-Investment Advice Disclosure:

This communication is intended solely for informational purposes and does not in any way imply or constitute a recommendation or solicitation for the purchase or sale of any securities, commodities, bonds, options, derivatives, or any other investment products. Any decisions related to investments should be made after thorough research and consultation with a qualified financial advisor or professional. We assume no liability for any actions taken or not taken based on the information provided in this communication

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date: January 17, 2025	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

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